SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 19, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Kun Peng International Ltd.
Annual Report on Form 10-K
Filed December 29, 2022
File No. 333-169805

Dear Mr. Anderegg:

We represent Kun Peng International Ltd. (the “Company”) as US counsel. We are submitting herewith Amendment No. 1 to the Annual Report on Form 10-K as filed under the Securities Exchange Act of 1933, as amended, on December 29, 2022 (the “Annual Report”).

The purpose of this letter is to respond to the comment letter dated April 26, 2023 from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Annual Report. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Annual Report on Form 10-K filed on December 29, 2022

Regulatory Overview – Legal and Operational Risks, page 5

1.	Please revise your disclosure to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. A general reference to the page number of the beginning of the risk factors section is not sufficient for this purpose.

Response:

The Company has revised the disclosure on page 5 to explain that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. The Company has also subdivided the risks into categories to make it more clear which risks are associated with the VIE structure and has added a cross reference in each risk factor to the specific page that the risk factor starts.

U.S. Securities and Exchange Commission

May19, 2023

2.	Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response:

The Company has revised all disclosure throughout the Annual Report, including the summary risk factors in Item 1 and “Risk Factors” in Item 1A, regarding the various legal and operational risks of conducting substantially all of the Company’s operations in China, including disclosure related to regulatory actions by the Chinese government regarding the use of VIEs, data security and anti-monopoly concerns and related to the Trial Measures. The Company has also included the location of the Company’s auditor and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, will affect the Company.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to shareholders which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response:

The Company has revised the disclosure to include definitions as to the Company, each of its subsidiaries, the VIE and the VIE’s wholly-owned subsidiary. The Annual Report has further been revised to indicate which entities are conducting the business operations. The Company has also disclosed that the VIE is consolidated for accounting purposes but is not an entity in which the Company owns equity, and that the Company is a holding company and does not conduct business operations.

4.	Please amend your disclosure here and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Response:

The Company has revised the Annual Report to add further disclosure that cash in its entities in the PRC/Hong Kong may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company’s subsidiaries or VIE by the PRC government to transfer cash.

U.S. Securities and Exchange Commission

May 19, 2023

5.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.

Response:

The Company has disclosed under “Item 1. Business - Implications of Being a Holding Company – Transfers of Cash to and from Our Subsidiaries” that it does not have any cash management policies that dictate how funds are transferred.

6.	We note your disclosure in your first bullet point that the VIE agreements provides you with “effective control over and enable us to obtain substantially all of the economic benefits arising from these business operations.” You make similar disclosures in your fourth bullet point here and on page 9 under the caption “Contractual Arrangements” and in other disclosures in your filing. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response:

The Company has deleted the references to control and economic benefits from the first and fourth bullet points under Item 1. Business - Regulatory Overview – Legal and Operational Risks - Risks Related to our VIE Structure. In addition, the Company has added disclosure under “Item 1. Business – Corporate History and Structure - Contractual Arrangements” regarding the conditions that the Company has satisfied for consolidation of the VIE under U.S. GAAP, that the Company is the primary beneficiary of the VIE for accounting purposes and that VIE agreements have not been tested in a PRC court of law.

7.	We note your disclosure of your legal and operational risks. Please include here and provide a risk factor that specifically addresses the risk arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Chinabased issuers, which could result in a material change in your operations. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, for each category of risks identified here, please provide a cross-reference to the more detailed discussion of these risks in the risk factor section of your filing.

Response:

The Company has provided further risk factor disclosure associated with conducting business in the PRC arising from the legal system in China, including: (i) the uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly; (ii) that the Chinese government may intervene or influence the Company’s operations at any time; and (iii) that the Chinese government may exert more control over foreign investment in China-based issuers, all of which could result in a material change in the Company’s operations and cause the value of its securities to significantly decline. Each additional risk factor has been provided with a cross-reference to the more detailed disclosure in the Annual Report.

U.S. Securities and Exchange Commission

May 19, 2023

Contractual Arrangements, page 9

8.	Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have included a diagram illustrating our corporate structure. Please revise your diagram to include a dotted line to designate your relationship with your VIE rather than a solid line.

Response:

The Company has added disclosure regarding the status of the Company as a primary beneficiary of the VIE, King Eagle (Tianjin) Technology Co. Ltd., and that, under U.S. GAAP, it is required to consolidate the assets and liabilities of its VIE on the Company’s consolidated financial statements. The disclosure further reflects the uncertainties and risks associated with the contractual agreements with the VIE. In addition, the corporate structure diagram has been revised to include a dotted line to reflect the Company’s relationship with its VIE.

Our Business, page 11

9.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial.

Response:

The Company has added further disclosure regarding how cash is transferred throughout its organization, including a statement that to date no transfers have occurred between the Company, its subsidiaries and the VIE and no dividends or distributions have been made to the Company or to any U.S. investors. The disclosure also includes any restrictions and limitations on the Company’s ability to distribute earnings, including cross references to the condensed consolidating schedule and consolidated financials.

10.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and is aggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Provide disclosure regarding the potential impact climate change may have on your operations.

U.S. Securities and Exchange Commission

May 19, 2023

Response:

The Company has prepared a condensed consolidating schedule that disaggregates the operations of the Company, its non-VIE subsidiaries and the VIE and depicts the financial position, cash flows and results of operations of each entity for the same periods for which audited consolidated financial statements are required.

Regulations, page 19

11.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

The Company has revised its “Regulations” disclosure to include descriptions of: (i) the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies; (ii) the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law; and (iii) Laws and Regulations Relating to Intellectual Property Rights. In addition, the Company has expanded its disclosure regarding privacy and data protection and the CAC, has disclosed that it does not believe that it is required to obtain any permissions or approvals, other than business licenses that have been obtained, has disclosed possible consequences if it has inadvertently concluded that such permissions or approvals are not required or if applicable laws, regulations, or interpretations change and has disclosed that, as of the date of the Annual Report, neither the Company nor any of its subsidiaries or its VIE has been denied any permissions or approvals.

12.	We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

Response:

The Company has added a section discussing the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which came into effect on March 31, 2023, and disclosing that, as an Existing Issuer, it is not required to make any filings with the CSRC at this time but that, if the Company should seek to effect a foreign follow-on offering in the future, it would be required to comply with the Trial Measures.

U.S. Securities and Exchange Commission

May 19, 2023

Item 1A. Risk Factors, page 15

13.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response:

The Company has revised the pertinent risk factor to include disclosure that if the PRC government determines that our agreements with King Eagle VIE or our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes or interpretations result in our inability to assert contractual control over the assets of King Eagle VIE, as King Eagle VIE and its subsidiary conduct all or substantially all of our operations.

14.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinabased issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company has revised its disclosure to provide a separate risk factor regarding the Chinese government and its potential to intervene or influence the Company’s business operations at any time, which could result in a material change in the Company’s operations and the value of its securities.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection …., page 34

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company has revised the risk factor to explain that, although we believe that we are compliant with the regulations and policies that have been issued to date and we do not believe that we are required to obtain any permissions and approvals under the recent regulations, if we have inadvertently concluded that such permissions or approvals are not required or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, the Company or its VIE could be subject to increased compliance costs, as well as, among other things, administrative penalties, rectification orders, fines, suspension of relevant business, or revocation of business permits or licenses, and the Company’s securities could become ineligible for listing on a US exchange.

U.S. Securities and Exchange Commission

May 19, 2023

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors … page 37

16.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. In addition, please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, which, if enacted, would decreases the number of consecutive “non-inspection years” from three years to two years, and thus, would reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

The Company has updated the risk factor to disclose the reduction from three years to two years of the non-inspection period under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and under the Determination Report and the Statement of Protocol and that, to the extent that our auditor’s work papers may, in the future, become located in mainland China or in Hong Kong, if authorities in the PRC or Hong Kong were to take a position at that time that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, our securities could be subject to delisting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

17.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

The Registrant has included disclosure as to how cash is transferred through its organization. The Company further discloses that that no transfers, distributions or dividends have been made to date between the Company and its subsidiaries or to investors and that it does not anticipate declaring a dividend in the foreseeable future. In addition, the Company has included a cross-reference to the condensed consolidating schedule and the consolidated financial statements.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Kun Peng International Ltd. J&S Associate